August 17, 2005
Song P. Brandon
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	OrthoLogic Corp. Registration Statement on Form S-3, File No. 333-127356
Dear Ms. Brandon:
        Pursuant to Section 8(a) of the Securities Act of 1933 and Rule 461 promulgated thereunder, on behalf of OrthoLogic Corp., we respectfully request that the effective date of the Registration Statement of OrthoLogic Corp. on Form S-3, File No. 333-127356, as amended, be accelerated so that it will become effective August 18, 2005 at 10 a.m. or as soon as practicable thereafter.
Sincerely,
Leezie Kim